Exhibit 99.1
56 Temperance Street
Suite 501
Toronto, Ontario
M5H 3V5 CANADA
Tel: 1 (416) 646-3825
Fax: 1 (416) 646-3828
www.gammongold.com

Gammon Gold Reports Numerous New Drill Intercepts at the Guadalupe y Calvo Rosario Vein Northwest Extension, Including 5.0 Metres Grading 8.96 Grams per Tonne Gold and 587 Grams per Tonne Silver and 2.0 Metres Grading 8.64 Grams per Tonne Gold and 656 Grams per Tonne Silver

Toronto, March 07, 2011: Gammon Gold Inc. (“Gammon”) (TSX:GAM) and (NYSE:GRS): Gammon is pleased to announce that its ongoing drilling at the Guadalupe y Calvo Project in southern Chihuahua State, Mexico, continues to intercept high-grade gold-silver mineralization in the Northwest Extension of the Rosario Vein.

Guadalupe y Calvo Drilling Highlights

Highlights from the 32-hole program include:

  Hole GC-185, 1.1 metres grading 62.37 grams per tonne gold plus 56 grams per tonne silver, or 63.39 grams per tonne gold equivalent(1).

  Hole GC-203, 5.0 metres grading 8.96 grams per tonne gold plus 587 grams per tonne silver, or 19.63 grams per tonne gold equivalent(1).

  Hole GC-207, 2.0 metres grading 8.64 grams per tonne gold plus 656 grams per tonne silver, or 20.56 grams per tonne gold equivalent(1).

  Hole GC-215, 1.1 metres grading 19.21 grams per tonne gold plus 73 grams per tonne silver, or 20.53 grams per tonne gold equivalent(1).

“We are very encouraged by the mineralization discovered in the Rosario Northwest Extension as it increases the length of the high grade mineralization a further 500 meters from the 2008 drilling program. The Northwest Extension was never previously explored as the vein occurs below the post-mineral tuffs.” stated Peter Drobeck, Senior Vice President of Exploration and Business Development. Mr. Drobeck continued, “Due to the success of the drilling program over the past 8 months, the Board of Directors have approved a budget of $4.0 to $5.0 million for 2011 to develop this new discovery. In addition, the Preliminary Economic Assessment is now being expanded to include these new and encouraging drill results.”

Since resuming the drilling program at Guadalupe y Calvo in April 2010, the Company has drilled an additional 40 diamond drill holes (22,513 metres), of which 32 holes (19,721 metres) were drilled on the Northwest Extension of the Rosario system. The average of the 21 intercepts that reported over a 2.5 grams per tonne gold equivalent(1) cutoff is 1.9 metres grading 6.85 grams per tonne gold and 188 grams per tonne silver, or 10.36 grams per tonne gold equivalent(1). This step-out drilling is testing the extension of the major vein system at Guadalupe y Calvo underneath a thick series of post-mineral volcanic tuffs. The work has been very successful in discovering and delineating a wide zone of sheeted to locally stockworked vein system, ranging from more than 10 to over 100 meters in width, within which are narrower zones of high-grade mineralization that meet current underground cutoff grades at the Company’s other underground operations. The expanded PEA is expected to be released during the second quarter of 2011.

About Gammon Gold
Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. Gammon’s flagship Ocampo Property is located in Chihuahua State. Gammon also owns the suspended El Cubo mine in Guanajuato State and the Guadalupe y Calvo development property in Chihuahua State. In 2010 Gammon completed option purchase agreements to acquire the Los Jarros and Venus Projects located directly north and east of the Ocampo mine, the Mezquite Project in Zacatecas State, and has signed a binding Letter of Intent to joint venture into the La Bandera gold project in Durango State. The Company has made strategic investments in Golden Queen Mining Co. Ltd. and Corex Gold Corporation. The Company’s Executive Office is located in Toronto, Ontario.

(1) Using the Company’s long term gold equivalency ratio of 55:1

For further information please visit the Gammon gold website at www.gammongold.com or contact:

Peter Drobeck	Anne Day
Sr. VP Exploration & Business Development	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
416-646-3825	416-646-3825

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon gold’s Annual Report on Form 40-F, which may be secured from Gammon gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, future exploration results of its exploration and development program at Guadalupe y Calvo, the Company's ability to delineate additional resources and Reserves as a result of such program, and the company's ability to mine such targets by mid-2011, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2010 results, operating performance projections for 2010 and 2011, our ability to fully fund our business model internally, 2010 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, the ability to access grid power at Ocampo, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

(1) Using the Company’s long term gold equivalency ratio of 55:1

TABLE 1:

Drill Results - Guadalupe y Calvo 2010 – 2011 (For Inclusion in the PEA)

Drill Hole	From	To	Length	Gold	Silver	Gold eq.	Vein
	(m)	(m)	(m)	(g/t)	(g/t)	(g/t) (1)
*GC-0183	207.4	208.4	1.0	0.90	99	2.70	Rosario NW EXT
*GC-0183	213.4	215.4	2.0	6.18	14	6.43	Rosario NW EXT
*GC-0185	386.6	395.8	9.2	7.67	28	8.18	Rosario NW EXT
* Including	386.6	387.7	1.1	62.37	56	63.39	Rosario NW EXT
*GC-0188	709.0	717.2	8.2	3.97	73	5.77	Rosario NW EXT
*Including	710.2	711.6	1.4	24.04	307	29.63	Rosario NW EXT
*GC-0188	742.0	743.0	1.0	2.69	16	2.98	Rosario NW EXT
GC-0192	274.3	275.7	1.4	1.95	19	2.29	Rosario NW EXT
GC-0196	546.0	547.0	1.0	2.79	3	2.85	Rosario NW EXT
GC-0197	290.0	294.0	4.0	15.90	1225	38.18	Rosario SE
GC-0197	298.7	299.7	1.0	3.11	428	10.89	Rosario SE
GC-0197	305.7	306.7	1.0	1.38	174	4.54	Rosario SE
GC-0201	716.5	717.5	1.0	1.49	38	2.18	Rosario NW EXT
GC-0202	510.8	511.4	0.6	3.76	13	4.00	Rosario NW EXT
GC-0203	553.0	558.0	5.0	8.96	587	19.63	Rosario NW EXT
GC-0203	577.8	579.4	1.6	1.08	188	4.50	Rosario NW EXT
Including	585.9	587.3	1.4	1.23	105	3.14	Rosario NW EXT
GC-0204	607.4	608.4	1.0	1.84	136	4.31	Rosario NW EXT
GC-0207	521.8	523.8	2.0	2.58	205	6.31	Rosario NW EXT
GC-0207	527.8	529.8	2.0	8.64	656	20.56	Rosario NW EXT
GC-0207	533.3	536.3	3.0	4.06	274	9.04	Rosario NW EXT
GC-0208	592.7	593.2	0.5	2.06	78	3.47	Rosario NW EXT
GC-0209	300.6	301.2	0.5	5.56	66	6.76	Rosario NW EXT
GC-0213	307.25	309.25	2	3.74	21	4.12	Rosario NW EXT
GC-0215	383.6	391.7	8.1	2.75	23	3.17	Rosario NW EXT
Including	389.6	390.7	1.1	19.21	73	20.53	Rosario NW EXT
GC-0215	549.3	550.3	1	2.60	1	2.62	Rosario NW EXT
* Previously reported

(1) Using the Company’s gold equivalency ratio of 55:1

Note: The Guadalupe y Calvo information has been reviewed by Qualified Person, Mr. Peter Drobeck. Sample analyses for Guadalupe y Calvo drilling were performed by both SGS Laboratories (based in Mississauga, Ontario using their facility in Durango, Mexico), and at ALS-Chemex Laboratories (based in Vancouver, British Columbia, using their facility in Hermosillo, Mexico). Gold was analyzed using standard fire assay procedures with AA finish, and silver by multi-acid digestion with AA finish. The Company has an established program of inserting certified control samples and blanks in compliance with best practices, and this program was used at Guadalupe y Calvo per Company policies. Sample lengths are not necessarily true widths.

Figure 1: Guadalupe y Calvo-Rosario Vein Long Section & Drilling Plan